Exhibit 99.6

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

20 May 2013

PRIMA BIOMED TO PRESENT AT THE SECOND ANNUAL MARCUM LLP MICROCAP CONFERENCE

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) has announced today that Matthew Lehman, its Chief Executive Officer, will present at the Second Annual Marcum LLP MicroCap Conference on Thursday, 30 May 2013 in New York City at the Grand Hyatt Hotel. Mr. Lehman will provide an overview of the Company and its corporate activities.

The Company’s presentation is scheduled to begin at 3:30p.m. Eastern US Time and will be available via a live webcast. To access the webcast, please go to http://wsw.com/webcast/marcum/pbmd/. A replay of the webcast will be available for 90 days following the presentation and may be accessed by visiting Prima BioMed’s website.

ENDS

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de